Form 4

Statement of Changes in Beneficial Ownership
  Name and Address of Reporting Person

  John J. Stelzer

  Issuer Name and Ticker or Trading Symbol

  Trans World Airlines, Inc. ("TWA")

  IRS or Social Security Number of Reporting Person (Voluntary)

  Statement for Month/Year

  February 2000

  If Amendment, Date of Original (Month/Year)

  Relationship of Reporting Person to Issuer

  Officer (Senior Vice President - Planning)

  Individual or Joint/Group Filing

Form filed by One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
  Title of Security

  Transaction Date (Month/Day/Year)

  Transaction Code

  Securities Acquired (A) or Disposed of (D)

  Amount of Securities Beneficially Owned at End of Month

  Ownership Form: Direct (D) or Indirect (I)

  Nature of Indirect Beneficial Ownership

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
  Title of Derivative Security

  Stock Options (Options granted under the Company's 1994 Key Employee Stock Incentive Plan ("KESIP")

  Conversion or Exercise Price of Derivative Security

  $2.75

  Transaction Date (Month/Day/Year)

  2/1/00

  Transaction Code

  Code = A

  V = V

  Number of Derivative Securities Acquired (A) or Disposed of (D)

  36,667 (A)

  Date Exercisable and Expiration Date (Month/Day/Year)

  Date Exercisable = Options vest at a rate of 34%, 33% and 33%, respectively, upon the first, second and third anniversaries of the 2/1/00 award date under the KESIP

  Expiration Date = Options expire on the fifth anniversary following their vesting

  Title and Amount of Underlying Securities

  Title = Common Stock

  Amount or Number of Shares = 36,667

  Price of Derivative Security

  Number of Derivative Securities Beneficially Owned at End of Month

  221,667

  Ownership Form of Derivative Security: Direct (D) or Indirect (I)

  D

  Nature of Indirect Beneficial Ownership

Date: March 9, 2000

/s/ John J. Stelzer
Signature of Reporting Person